CONFIDENTIAL TREATMENT REQUESTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48969

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/21** AND ENDING **12/31/21**

         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **EFG Capital International Corp.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

701 Brickell Avenue, 9th Floor

(No. and Street)

Miami	**FL**	**33131**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marco Tuesta	**305-482-8013**	marco.tuesta@efgcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP

(Name – if individual, state last, first, and middle name)

600 Silks Run, Suite 2210	**Hallandale Beach**	**FL**	**33009**
(Address)	(City)	(State)	(Zip Code)
10/20/2003		**238**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marco Tuesta _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EFG Capital International Corp. _____, as of 3/15 _____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Financial Officer

Notary Public

BERTHA CLEMENTE-DOUGLAS
MY COMMISSION # HH 004046
EXPIRES: September 27, 2024
Bonded Thru Notary Public Underwriters

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☑ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☑ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

EFG Capital International Corp. and Subsidiary

(A wholly-owned subsidiary of EFG Capital Holdings Corp.)
Consolidated Financial Statements and
Supplemental Schedules
Pursuant to Rule 17a-5
of the Securities and Exchange Act
December 31, 2021 (Confidential)

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Index
December 31, 2021   **(Confidential)**



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of EFG Capital International Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of EFG Capital International Corp. and its subsidiary (the "Company") as of December 31, 2021, and the related consolidated statements of operations, of changes in stockholder's equity, of changes in liabilities subordinated to claims of general creditors and of cash flows for the year then ended, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II- Computation for Determination of Customer Account Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, Schedule III - Computation for Determination of PAB Account Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule IV - Information Relating to the Possession or Control Requirements for Brokers And Dealers Under Rule 15c3-3 of the Securities and Exchange Commission are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934 as of December 31, 2021 (collectively, the "supplemental information") has been subjected to audit procedures performed in

PricewaterhouseCoopers LLP, 600 Silks Run, Suite 2210, Hallandale Beach, Florida 33009
T: (305) 438 1800, www.pwc.com/us



conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

PricewaterhouseCoopers LLP

March 15, 2022

We have served as the Company's auditor since at least 2001.
We have not determined the specific year we began serving as auditor of the Company.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Consolidated Statement of Financial Condition
December 31, 2021   **(Confidential)**

Assets

Cash and cash equivalents	$	18,958,128
Cash segregated under federal and other regulations		3,500,000
Due from broker		56,677
Due from customers		2,132,316
Accounts receivable		1,195,178
Due from employees		1,240,109
Securities owned, at fair value		8,277,518
Furniture, equipment, leasehold improvements and software, net		1,316,659
Other assets		650,273
Operating lease right-of-use asset		3,594,588
Total assets	**$**	**40,921,446**

Liabilities and Stockholder's Equity

Accounts payable	$	1,874,374
Due to broker		2,118,163
Due to customers		56,434
Accrued expenses and other liabilities		9,994,339
Subordinated loans from related party		8,000,000
Operating lease liability		4,292,191
Total liabilities	**$**	**26,335,501**

Stockholder's equity

Common stock ($.01 par value, 1,000 shares authorized, issued and outstanding)	$	10
Additional paid-in capital		29,485,925
Accumulated deficit		(14,899,990)
Total stockholder's equity	**$**	**14,585,945**
Total liabilities and stockholder's equity	**$**	**40,921,446**

The accompanying notes are an integral part of these consolidated financial statements.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Consolidated Statement of Operations
Year Ended December 31, 2021   **(Confidential)**

Revenues		
Revenue sharing	$	22,950,861
Principal transactions		15,843,272
Commissions and brokerage fees		13,597,449
Rebates and trailer fees		3,446,494
Administrative and other services fees		586,946
Other income		176,607
Total revenues	$	56,601,629
Expenses		
Employee compensation and benefits	$	43,546,698
Commissions and service clearing charges		10,122,810
Professional fees		1,151,739
Royalty, management and operating support fees		1,059,704
General and administrative		1,498,026
Business development		515,499
Occupancy and equipment		2,544,820
Depreciation and amortization		744,899
Communications		992,391
Interest expense		152,287
Other expenses		54,067
Total expenses	$	62,382,940
Loss before income taxes	$	(5,781,311)
Income tax credit		-
Net loss	$	(5,781,311)

The accompanying notes are an integral part of these consolidated financial statements.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Consolidated Statement of Changes in Stockholder's Equity
Year Ended December 31, 2021   **(Confidential)**

	Common Stock		Additional Paid-in Capital	(Accumulated Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balance, December 31, 2020	1,000	$ 10	$ 27,282,655	$ (9,118,679)	$ 18,163,986
Net loss	-	-	-	(5,781,311)	(5,781,311)
Equity-based compensation expense	-	-	2,203,270	-	2,203,270
Balance, December 31, 2021	1,000	$ 10	$ 29,485,925	$ (14,899,990)	$ 14,585,945

The accompanying notes are an integral part of these consolidated financial statements.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Consolidated Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
Year Ended December 31, 2021   **(Confidential)**

Subordinated loans at December 31, 2020	$	8,000,000
Payment of subordinated loans		-
Subordinated loans at December 31, 2021	$	8,000,000

The accompanying notes are an integral part of these consolidated financial statements.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Consolidated Statement of Cash Flows
Year Ended December 31, 2021
(Confidential)

Cash flows from operating activities

Net loss	$	(5,781,311)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation and amortization	$	744,899
Amortization of operating right-of-use asset		1,680,585
Equity-based compensation expense		2,203,270
Changes in operating assets and liabilities		
Due from broker	$	(56,677)
Due from customers		(1,573)
Accounts receivable		2,559,076
Due from employees		674,994
Securities owned, at fair value		(1,445)
Other assets		251,939
Accounts payable		481,945
Due to broker		(529)
Due to customers		56,434
Accrued expenses and other liabilities		568,724
Operating lease liability		(1,967,979)
Net cash provided by operating activities	$	1,412,352

Cash flows from investing activities

Purchases of furniture, equipment and leasehold improvements	$	(77,877)
Cash used in investing activities	$	(77,877)
Net increase in cash and cash equivalents	$	1,334,475

Cash and cash equivalents and cash segregated under federal and other regulations

Beginning of year	$	21,123,653
End of year	$	22,458,128

The accompanying notes are an integral part of these consolidated financial statements.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statements
Year Ended December 31, 2021 **(Confidential)**

1. **Organization and Nature of Business**

EFG Capital International Corp. ("EFG" or the "Company") is a wholly-owned subsidiary of EFG Capital Holdings Corp. (the "Parent"), which is owned by EFG International AG ("EFG International"), which is headquartered in Switzerland and listed in the Swiss Stock Exchange. The Company's principal office is located in Miami, Florida.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides its customers with investment and brokerage related financial services. The Company buys and sells securities for customers, primarily from Latin America, acting in an agency capacity and charging a commission, or in a principal capacity earning mark ups and mark downs on a riskless principal trading basis. The Company also introduces its customers to affiliates, who provide customers with various financial services, and is compensated under fee sharing arrangements.

2. **Summary of Significant Accounting Policies**

Basis of Presentation
The consolidated financial statements include the accounts of EFG and its wholly-owned subsidiary, EFG Asesores Financieros Peru SRL (a Peruvian limited liability partnership). All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company has defined cash and cash equivalents as highly liquid instruments with original maturities of less than three months. The Company's cash equivalents are mainly comprised of money market accounts.

Cash Segregated Under Federal and Other Regulations
The Company maintains cash segregated in a special reserve bank account for the exclusive benefit of its customers as well as in a special reserve bank account for the exclusive benefit of Brokers and Dealers; both pursuant to SEC Rule 15c3-3.

Fails to Receive/Deliver
Pursuant to SEC Rule 15c3-3, the Company records fails to receive/deliver for transactions where clearance and settlement does not occur pursuant to the agreed upon date that are to be settled by EFG Bank AG ("EFG Bank"). The Company records the fails to deliver (included in due from customers at December 31, 2021) and fails to receive (included in due to brokers at December 31, 2021) on its financial statements until the time that the transactions settle.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statements
Year Ended December 31, 2021   **(Confidential)**

Loans and Advances to Employees

Loans and advances to employees are stated at the outstanding balance of funds due for repayment of cash advances. The carrying amount may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. As management believes that the amounts are fully collectible and are therefore stated at net realizable value, management has not recorded an allowance for doubtful accounts.

Leases

The Company determines if an arrangement is a lease at inception. The Company's lease for office space is classified as an operating lease. Operating leases are included in the right-of-use ("ROU") assets and lease liabilities in the Company's statement of financial condition. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising for the lease. A lease liability and corresponding ROU asset are recognized based on the present value of the minimum lease payments and do not include other variable contractual obligations, such as operating expenses, real estate taxes and employee parking. These costs are accounted for as period costs and expensed as incurred. When calculating the measurement of ROU assets and liabilities, the Company uses its incremental borrowing rate based on information available as of the lease commencement date. The subsequent measurement of the lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis over the lease term.

Securities Owned, at Fair Value

Proprietary securities transactions in regular-way trades are recorded on a trade date basis. In addition, profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Change in fair value of the securities, is included in other income in the accompanying consolidated statement of operations. Securities are recorded at fair value as described in Note 3. As of December 31, 2021, the Company maintained a security escrow deposit in the amount of $99,983 as well as a U.S. Treasury Bill in the amount of $8,177,535.

Furniture, Equipment, Leasehold Improvements and Software, net

Furniture, equipment and leasehold improvements are recorded at the cost of acquisition less accumulated depreciation. Leasehold improvements include direct construction costs and other costs related to the development of the property that have been capitalized and have been placed in service as of December 31, 2021.

Routine maintenance and repairs are expensed when incurred. Depreciation is recorded on a straight-line basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement and/or incentive, or the term of the lease.

Software is recorded at cost less accumulated amortization. Software licenses purchased are capitalized if the terms include the right to use in excess of twelve months. Amortization is recorded on a straight-line basis using estimated useful lives of three to five years.

Leasehold incentives received from lessors are recorded in Accrued expense and other liabilities on the consolidated statement of financial condition. Leasehold incentives are amortized over the term of the lease.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statements
Year Ended December 31, 2021   **(Confidential)**

Stock-based Compensation

The Company participates in the Parent's equity incentive plan that awards Restricted Stock Units of EFG International's common stock to certain employees. Beginning in 2018, the Company entered into its own equity incentive plan with EFG International that also awards Restricted Stock Units of EFG International's common stock. The Company accounts for the stock-based compensation under the US GAAP provisions, which establishes that compensation expense is recognized for awards granted at the awards' fair value as of grant date over the requisite service period of the award, which is generally the awards' vesting period.

Revenue from Contracts with Customers

The Company records revenue from contracts with customers in accordance with *Accounting Standards Codification 606 (the "Standard").* The Standard requires the use of significant judgment to determine whether performance obligations are satisfied at a point in time or over time; how to determine and allocate the transaction prices; when to recognize revenue as each performance obligation is satisfied; and whether constraints or variable consideration should be applied due to uncertain future events.

The Company provides services to clients that require the completion of performance obligations in order to recognize revenue. Revenue is recognized when (or as) a service is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to, and the customer obtains control of that service.

Revenue Sharing

The Company entered into revenue sharing agreements that allow the Company to be compensated for the introduction of its customers to its affiliates for the opening of accounts with those entities. The primary performance obligation under these contracts is the business introduction of clients and ongoing transactions entered into by clients.

Compensation consists of a monthly payment composed of various revenue streams including, interest on loans, overdrafts, commissions derived from trading and clearing activities, safe-custody fees and management fees, and asset management fees. Revenue sharing fees are recognized on a monthly basis as revenue is generated by the affiliated entities and paid to the Company.

Trading Revenue (Principal Transactions and Commissions and Brokerage Fees)

The Company enters into a contract with its customers, enforceable once the customer places the first trade order. Performance obligations include trade execution and clearing services, and custody services. The Company charges its customers a markup/markdown or commission equivalent for its services and allocates the revenue to each performance obligation accordingly. Performance obligations are satisfied when control of the securities is transferred to the customer; thus, principal transactions, commissions and brokerage fees, and their related clearing expenses are recorded at a point in time, on a trade-date basis as securities transactions occur.

Rebates and Trailer Fees

The Company enters into distribution agreements with mutual funds and is compensated for selling the fund shares to investors (our customers). Compensation may be paid upfront ("upfront fees") or over time ("ongoing fees") on the basis of a contractual rate applied to the monthly Net Asset Value ("NAV"). As of December 31, 2021, receivables of $650,000 are recorded in accounts receivable in the consolidated statement of financial condition.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statements
Year Ended December 31, 2021   **(Confidential)**

Upfront fees are generally a fixed percentage of the share price and are recognized at a point in time. The performance obligation is satisfied when the sale of the shares to the investor is completed. Revenue for upfront fees is recognized on trade date. Ongoing fees are calculated as a fixed percentage of the current NAV and are thus dependent on the value of the shares at future points in time as well as on the length of time the investor holds their investment. Trailer fees and 12b-1 fees are recorded as income as they become determinable.

Administrative and Other Service Fees
The Company has entered into service level agreements with its affiliates to provide administrative and other services. The outsourcing of these services by the Company to its affiliates is to provide more efficient services at a competitive price than if those entities were to hire staff or secure third-party providers to fulfill those requirements. Thus, the transaction price for all billing is based on a cost recovery basis.

Control of the services is transferred over time as the Company's affiliates concurrently receive and consume the benefits provided by the Company's performance. Administrative and other services fees are recognized on a monthly basis as costs related to the performance obligations are paid by EFG and services are performed.

Other
Other revenue includes rebate received from service provider and foreign currency revaluations on trading revenue. Under the service provider contract, the Company is compensated on final qualified customer referrals on an annual basis which is when all performance obligations have been satisfied. For foreign currency revaluations on trading revenue, performance obligations are satisfied on trade date which is consistent with booking date.

Unsatisfied Performance Obligations
The Company does not have any unsatisfied performance obligations from contracts with customers within the scope of the Standard as of December 31, 2021.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in other income in the accompanying consolidated statement of operations.

Income Taxes
The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company follows guidance related to accounting for uncertain tax positions. Uncertain tax positions are recognized only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax expense or benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax expense or benefit is recorded.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statements
Year Ended December 31, 2021   **(Confidential)**

3.   **Fair Value Measurement**

Financial instruments are classified based on a three-level valuation hierarchy required by US GAAP. The valuation is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data. Accordingly, the degree of judgment exercised in determining fair value is greater for instruments in this category.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

As of December 31, 2021, the Company held two U.S. Treasury Bills with fair value measurement classifications for both as level 1 with a fair market value of $99,983 and $8,177,535.

Level 1 Valuation Techniques

The fair value measurements of the U.S. Treasury securities is classified as level 1 of the fair value hierarchy, as it is based on quoted market prices in active markets.

As of December 31, 2021, the Company did not have any financial instruments classified as either Level 2 or Level 3.

4.   **Cash Segregated Under Federal Regulations**

As of December 31, 2021, $3,000,000 of cash was segregated in a special reserve bank account for the exclusive benefit of customers as well as $500,000 of cash segregated in a special reserve bank account for the exclusive benefit of Brokers and Dealers both under SEC Rule 15c3-3.

5.   **Securities Owned, at Fair Value**

At December 31, 2021 securities owned consists of treasury bills with a fair value of $8,277,518.

U.S. Treasury Bills amounting to $99,983 are deposited in escrow in connection with clearing and depository agreements with third-parties. See Note 8.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statements
Year Ended December 31, 2021   **(Confidential)**

6.   **Furniture, Equipment, Leasehold Improvements and Software, net**

Furniture, equipment, leasehold improvements and software net, consist of the following at December 31, 2021:

	Useful Lives (in years)		
Furniture	5	$	2,150,850
Equipment and Software	3 - 5		5,644,068
Leasehold improvements	3 - 7		4,649,747
Artwork	Indefinite		165,395
			12,610,060
Less: Accumulated depreciation and amortization		$	(11,293,401)
		$	1,316,659

Depreciation expense was $744,899 for the year ended December 31, 2021.

7.   **Related Party Transactions**

The following table sets forth the Company's related party assets and liabilities as of December 31, 2021:

Assets		
Cash and cash equivalents	$	52,565
Accounts receivable		540,521
Due from employees		1,240,109
Total assets	$	1,833,195
Liabilities		
Accounts payable	$	611,262
Accrued expenses and other liabilities		185,234
Subordinated loans from related party		8,000,000
Total liabilities	$	8,796,496

As of December 31, 2021, the Company held cash at EFG Bank AG and at EFG Bank & Trust (Bahamas) Ltd in the amounts of $32,358 and $20,207, respectively, as a result of revenue generating and intercompany transactions during the year then ended. These balances are included in cash and cash equivalents in the accompanying consolidated statement of financial condition.

As of December 31, 2021, the Company had various balances due from related party entities including EFG Bank & Trust (Bahamas) for $133,223, EFG Asset Management UK for $301,395, and various other entities for a combined total of $53,338, as a result of various intercompany transactions, during the year then ended. These balances are included in accounts receivable in the accompanying consolidated statement of financial condition.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statements
Year Ended December 31, 2021   **(Confidential)**

The Company uses employee forgivable loans as a tool for recruitment. The forgivable loans have stated maturity dates and interest rates with forgivable components of both principal and interest based on meeting various targets. At December 31, 2021, due from employees amounted to $1,240,109.

As of December 31, 2021, the Company had various balances due to related party entities including Bank AG of $567,019, and EFG Asset Management (Americas) Corp. of $44,243 as a result of intercompany transactions occurring during the year then ended. This balance is included in accounts payable in the accompanying consolidated statement of financial condition.

The Company originally entered into a subordinated loan agreement ("SLA") with EFG International in September 2005. In September 2020, the SLA maturity was extended to September 30, 2022. The SLA has an outstanding balance of $8,000,000 and carries an interest rate of 1.82% per annum. As of December 31, 2021, the Company has accrued interest related to the SLA for $185,234. During the year ended December 31, 2021, the Company incurred $147,621 in interest expense. The SLA was made under agreements pursuant to rules and regulations of the SEC, approved by FINRA and is subordinated to claims of general creditors. Under the terms of the SLA any repayments prior to its due date are subject to written approval by FINRA. The amount of the subordinated liability is considered part of the Company's regulatory capital. It is the Company's intention to renew the SLA before it becomes due.

The Company entered into a second subordinated loan agreement ("RSLA") with EFG International in September 2011 which took the form of a revolving line of credit with a limit of $5 million. In September 2020, the RSLA credit period was extended to expire on September 30, 2023. As of December 31, 2021, the RSLA has no outstanding balance.

Included in the consolidated statement of operations are revenues and expenses resulting from various securities trading and financing activities with certain affiliates, as well as fees for the introduction of customers to the affiliate and certain royalties and services performed by affiliates under the terms of various agreements.

The following table sets forth the Company's related party revenues and expenses for the year ended December 31, 2021:

Revenues	
Revenue sharing	$ 21,114,538
Administrative and other services fees	320,000
Rebates and trailer fees	3,581
Total revenues	$ 21,438,119
Expenses	
Royalty, management and operating support fees	1,059,704
Interest expense	147,621
Restricted stock units (Note 12)	2,573,379
Total expenses	$ 3,780,703

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statements
Year Ended December 31, 2021   **(Confidential)**

Effective January 1, 2012, the Company entered into a revenue sharing agreement with EFG Bank which allows the Company to be compensated at an amount determined in the agreement for the introduction of customers to the affiliate. The agreement was renewed in January 2021 for a term ending on December 31, 2021. The Company earned revenue of $10,461,557 from EFG Bank pursuant to the agreement during the year ended December 31, 2021 and is included in revenue sharing in the accompanying consolidated statement of operations.

Effective January 1, 2013 the Company entered into a revenue sharing agreement with EFG Bank Cayman Branch which allows the Company to be compensated at an amount determined in the agreements for the introduction of customers to the affiliate. The agreement was renewed in January 2021 for a term ending on December 31, 2021. The Company earned revenue of $45,046 pursuant to the agreement during the year ended December 31, 2021 and is included in revenue sharing in the accompanying consolidated statement of operations.

Effective January 1, 2013 the Company entered into a revenue sharing agreement with EFG Bank & Trust (Bahamas) Ltd which allows the Company to be compensated at an amount determined in the agreements for the introduction of customers to the affiliate. The agreement was renewed in January 2021 for a term ending on December 31, 2021. The Company earned revenue of $2,989,251 pursuant to the agreement during the year ended December 31, 2021 and is included in revenue sharing in the accompanying consolidated statement of operations.

Effective January 1, 2018, the Company entered into a domestic solicitor agreement with EFG Asset Management (Americas) Corp. ("EFGAM") which allows the Company to be compensated at an amount determined in the agreement for the referral of customers to the affiliate. The Company earned revenue of $7,618,684 from EFGAM pursuant to the agreement during the year ended December 31, 2021 and is included in revenue sharing in the accompanying consolidated statement of operations.

Effective January 1, 2010, the Company entered into service level agreements with EFG Capital Holdings and some of its subsidiaries, which allow the Company to be compensated at an amount determined in the agreements for management and operational support. The Company earned revenue of $120,000 pursuant to the agreements during the year ended December 31, 2021 and is included in administrative and other services fees in the accompanying consolidated statement of operations.

Effective April 1, 2012, the Company entered into a service level agreement with EFGAM which allows the Company to be compensated at an amount determined in the agreements for management and operational support. The Company earned revenue of $200,000 pursuant to the agreement during the year ended December 31, 2021 and is included in administrative and other services fees in the accompanying consolidated statement of operations.

The Company performed various broker-dealer services for affiliates of EFG International driven by customer transactions of those affiliates and recognized revenues of $3,581 during the year ended December 31, 2021. These amounts are included in principal transactions, commissions and brokerage fees, and rebates and trailer fees in the accompanying consolidated statement of operations.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statements
Year Ended December 31, 2021 (Confidential)

Effective January 1, 2006, the Company entered into service level agreements with EFG International which allows EFG International to be compensated for management and operational services provided to the Company. In 2021, the Company incurred $656,219 in fees associated with these agreements. The amount is included in royalty, management and operating support fees in the accompanying consolidated statement of operations.

Effective January 1, 2013, the Company entered into a sub-license and marketing services agreement with EFG International which allows EFG International to be compensated for the sub-licensing of its trademarks to the Company. In 2021, the Company incurred $403,485 in royalty fees associated with this agreement. The amount is included in royalty, management and operating support fees in the accompanying consolidated statement of operations.

For the year ended December 31, 2021, the Company incurred interest expense of $147,621 related to the SLA and is included in interest expense in the accompanying consolidated statement of operations.

8. **Clearing Agreements**

Clearing and depository operations for the Company's securities transactions are provided by Pershing, a third party clearing organization, and EFG Bank, an affiliate. Pursuant to the Company's agreement with Pershing, the Company is required to maintain $100,000 in security escrow deposit. The deposits consist of U.S. Treasury Bills included within securities owned in the consolidated statement of financial condition.

Sub-Clearing Agreements
The Company has entered into sub-clearing agreements with foreign financial institutions. The Company executes transactions for customers of the broker-dealers in exchange for a percentage commission or mark-up and in some cases, a minimum monthly fee.

Guarantees
The Company has agreed to indemnify the clearing organization for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2021, there were no customer balances maintained at its clearing organizations and subject to such indemnification. The Company has experienced no losses or claims historically under the terms of this indemnification and, accordingly, has recorded no liability at December 31, 2021. In accordance with the margin agreement between the clearing organizations and customers, customer balances are collateralized by customer securities and supported by other types of recourse provisions including the right to request customers to deposit additional collateral or reduce securities positions without the consent of the customer.

9. **Commitments and Contingencies**

Leases
The Company is required to recognize all leases on the balance sheet as right-of-use ('ROU') assets and corresponding lease liabilities. The Company has non-cancelable operating leases for its office spaces in Miami and Peru. Additionally, a portion of the Miami office space has been subleased through the remaining term of the original lease. These contracts generally do not include purchase options or residual value guarantees.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statements
Year Ended December 31, 2021   **(Confidential)**

Accordingly, as of December 31, 2021, the Company recognized $3,594,588 as an operating lease ROU asset and $4,292,191 as an operating lease liability in the accompanying consolidated statement of financial condition. The remaining lease term is 1.9 years. The incremental borrowing rate determined and used for purposes of discounting lease payments is 6.3%.

Lease obligations, under the above-mentioned agreements as of December 31, 2021 are as follows:

Year	
2022	$ 2,378,937
2023	2,242,273
	$ 4,621,210
Less: discount to present value of lease liability	(329,019)
Total lease liability	$ 4,292,191

Rent expense was $1,923,950 for the year ended December 31, 2021.

Concentration of Credit Risk
The Company and its subsidiary are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Legal Matters
The Company was not involved in any legal proceedings, claims, or litigation that in the opinion of management, will result in a material adverse effect on its financial position for the year ended December 31, 2021 and through the date these consolidated financial statements were available for issuance.

10.   **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital equal to the greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. At December 31, 2021, the Company had net capital (as defined) of $18,101,548, which was $17,134,179 in excess of that required. The Company's ratio of aggregate indebtedness to net capital was 0.80 to 1.

The accounts of the Company's subsidiary, EFG Asesores Financieros Peru SRL, are not included as capital in the computation of the Company's net capital, because the assets of the subsidiary may not be readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statements
Year Ended December 31, 2021   **(Confidential)**

11.   Savings Investment Plan

The Company maintains a 401(k) Savings Investment Plan (the "Savings Plan") to provide retirement benefits for eligible employees. All employees are immediately eligible to participate in the Savings Plan and are automatically enrolled on the first of the following month. Employees may elect to make salary deferral contributions, as defined, up to $19,500 each year, adjusted annually in accordance with regulations. The Company may make discretionary annual contributions in accordance with the provisions of the Savings Plan. The Savings Plan contribution expense incurred by the Company in 2021 was $720,233.

12.   Stock Based Plans

Restricted stock units

The Company participates in its Parent's equity incentive plan (the "Plan") as well as its own beginning in 2018 (together the "Plans"). The Plans mirrors the EFG International plan and is paid to the employees with EFG International shares. EFG International has committed to provide, on an ongoing basis, to both the Parent and the Company, the shares required to settle the Restricted Stock Units ("RSUs") with the Company's employees at the end of each vesting period. The Company exchanges nominal cash and equity consideration for the 2016-2017 Plans and 2018-2020 Plans, respectively, for shares granted.

The value of the awards are based on the Stock Price of EFGI at the time of the grant. The compensation costs associated with the RSUs are amortized over a 3 year vesting period. There were 331,923 RSUs granted for the year ended December 31, 2021 and there were 935,123 unvested RSUs as of December 31, 2021.

The RSU incentive awards under the above-mentioned plan as of December 31, 2021 are as follows:

Year granted	Fair value at grant date	Dec. 31, 2020 unamortized	Current year grants	Current year forfeitures	Current year amortization	Dec. 31, 2021 unamortized
2018	$ 3,922,336	$ 212,385	$ -	$ -	$ (212,385)	$ -
2019	3,548,801	945,889	-	-	(777,346)	168,543
2020	3,032,709	1,794,251	-	(21,044)	(865,454)	907,753
2021	2,593,773	-	2,593,773	-	(718,194)	1,875,579
		$ 2,952,524	$ 2,593,773	$ (21,044)	$ (2,573,379)	$ 2,951,875

Long-term incentive plan introduction in 2019 A one-time long-term incentive plan ("LTIP") for EFG International's senior management (Executive Committee, Global Business Committee and Senior Managers) was implemented in 2019. The LTIP is a plan covering a three-year up to five-year performance period beginning 2019 and rewarding senior management's achievement based on financial and business targets through granting shares of EFG International AG via RSUs. The final amount of RSUs granted under the LTIP is subject to meeting minimum thresholds and depending on the performance achieved. The RSUs granted are subject to a three-year vesting schedule beginning in April 2022 and are subject to EFG International AG achieving certain performance targets. The Company's senior managers participating in the award received a target award of 704,667 shares with a fair value at grant date amounting to $3,455,216. During the year the Company did not incur any amortization costs due to the award as the awards minimum thresholds were no longer deemed to be achievable.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statements
Year Ended December 31, 2021 **(Confidential)**

Total RSU expense in 2021 amounted to $2,573,379 after forfeitures and is included in employee compensation and benefits in the accompanying consolidated statement of operations.

13. Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of business, the Company enters into transactions to buy and sell securities with other broker-dealers in order to fill its customers' orders. The Company may be required, in the unlikely event of non-delivery of securities owned by other broker-dealers, to purchase or sell the securities in the open market to correct a failed settlement. These corrective transactions to buy and sell may result in losses that are not reflected in the accompanying consolidated financial statements.

Securities transactions with other brokers and customers can result in concentrations of credit risk. Credit risk is the amount of accounting loss the Company would incur if other broker-dealers or the customer failed to perform their obligations under contractual terms. To mitigate this risk, EFG, together with its affiliates, reviews and monitors the financial condition of the broker-dealers with whom it deals, as well as the size of the transactions it performs with such broker-dealers. As further mitigation of settlement risk, EFG mostly buys or sells securities for its customers when it is certain that either the cash or the securities to settle are available in the customer's custody account.

14. Income Taxes

The components of the income tax benefit for the year ended December 31, 2021, are as follows:

	Federal	State	Total
Current tax (benefit) expense	$ -	$ -	$ -
Deferred tax (benefit) expense	-	-	-
Income tax (benefit) expense	$ -	$ -	$ -

The Company's effective tax rate of 0% differs from the statutory federal rate of 21% due to the impact of state taxes and permanent items, a change in amount attributable to RSUs, as well as the current year movement in valuation allowance which offsets the net deferred tax asset.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statements
Year Ended December 31, 2021   **(Confidential)**

At December 31, 2021, the tax effect of temporary differences that give rise to significant portions of the deferred tax asset and tax liabilities were:

Deferred tax assets	
Accrued bonus and compensation	$ 2,548,181
Operating lease liability	929,098
Net operating losses	797,673
Interest expense	349,525
Intangible assets	246,763
Accrued interest to Parent	46,366
Contributions	21,291
Other	3,749
Deferred tax asset prior to valuation allowance	$ 4,942,646
Valuation allowance	(3,847,477)
Total deferred tax assets	$ 1,095,169
Deferred tax liabilities	
Operating lease right-of-use asset	(911,048)
Fixed assets	(184,121)
Total deffered tax liabilities	$ (1,095,169)
Net deferred tax asset	$ -

Included in the deferred tax asset balance is approximately $797,673 attributable to state and federal net operating loss carryforwards. The state net operating loss carryforwards begin to expire after 2036.

The Company is subject to U.S. federal income tax, as well as state income tax primarily in Florida. The Company is not currently subject to U.S. federal or state and local income tax examinations by tax authorities for years before 2018.

In order to determine the realizability of deferred tax assets, the Company considers all available positive and negative evidence, including future reversals or existing temporary differences and projected future taxable income. The net deferred tax asset before valuation allowance as of December 31, 2021 was $3,847,477. A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefit related to such assets will not be realized. In assessing the need for a valuation allowance, the Company considered both positive and negative evidence in concluding that as of December 31, 2021 a full valuation allowance was necessary against its net deferred tax assets.

The Company follows the ASC 740 accounting guidance for uncertainty in income taxes. Tax positions initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. As of December 31, 2021, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statements
Year Ended December 31, 2021   **(Confidential)**

15.   Subsequent Events

The Company considered subsequent events through March 15, 2022, the date the financial statements were available to be issued, noting no events warranting disclosure or adjustments to the financial statements.

****

Supplemental Schedules

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2021   (Confidential)

Computation of net capital

Total stockholder's equity	$	14,585,945
Add: Liabilities subordinated to claims of general creditors		
allowable in computation of net capital		8,000,000
Total capital and allowable subordinated liabilities	$	22,585,945
Deductions and/or charges		
Nonallowable assets		
Cash and cash equivalents	$	52,078
Accounts receivable		1,182,740
Due from employees		1,240,109
Furniture, equipment, leasehold improvements and software, net		1,234,723
Other assets		768,751
	$	4,478,401
Other additions and/or credits		
Other deductions and/or charges		5,496
Net capital before haircuts on securities positions	$	18,102,048
Haircuts on securities		
Total haircuts		500
Net capital	$	18,101,548

Computation of basic net capital requirement

Minimum net capital required		967,370
Excess of net capital	$	17,134,179

Computation of aggregate indebtedness

Items included in statement of financial condition		
Accounts payable		1,829,240
Due to broker		2,118,163
Due to customers		56,434
Accrued expenses and other liabilities		9,809,105
Other		697,603
Total aggregate indebtedness	$	14,510,546
Ratio of aggregate indebtedness to net capital		.80

No material differences exist between the above computation and the computation prepared by the Company and included in its December 31, 2021 FOCUS Report filing dated March 10, 2022.

The accounts of the Company's subsidiary, EFG Asesores Financieros Peru SRL, are not included as capital in the computation of the Company's net capital, because the assets of the subsidiary may not be readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Schedule II
**Computation for Determination of Customer Account Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2021**   **(Confidential)**

**Computation of determination of reserve requirements
and information relating to possession or control requirements**

CREDIT BALANCES		
Free credit balances and other credit balances in customers' security accounts	$	56,434
Customers' securities failed to receive		2,120,681
Total Credits	$	2,177,115
DEBIT BALANCES		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	$	2,110,993
Failed to deliver of customers' securities not older than 30 calendar days		56,677
Total 15c3-3 Debits	$	2,167,670
Excess of total credits over total debits	$	9,445
Amount held on deposit in "Reserve Bank Account" at end of reporting period	$	3,000,000

No material differences exist between the above computation and the computation prepared by the Company and included in its amended December 31, 2021 FOCUS Report filing dated March 10, 2022.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Schedule III
Computation for Determination of PAB Account Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2021   **(Confidential)**

**Computation of determination of reserve requirements
and information relating to possession or control requirements**

CREDIT BALANCES		
Free credit balances and other credit balances in PAB security accounts	$	312
Total PAB Credits	$	312
DEBIT BALANCES		
Debit balances in PAB cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	$	-
Total PAB Debits		-
Excess of total PAB credits over total PAB debits	$	312
Excess debits in customer reserve formula computation	$	-
PAB reserve requirement		312
Amount held on deposit in "Reserve Bank Account" at end of reporting period	$	500,000

No material differences exist between the above computation and the computation prepared by the Company and included in its amended December 31, 2021 FOCUS Report filing dated March 10, 2022.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Schedule IV
Information Relating to the Possession or Control Requirements for Brokers And Dealers Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2021   **(Confidential)**

Schedule IV

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2021 (for which instructions to reduce to possession or control had been issued as of December 31, 2021) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3 $ -

   A. Number of items   -

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2021, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 $ -

   B. Number of items   -

No material differences exist between the above information and the information prepared by the Company and included in its amended December 31, 2021 FOCUS Report filing dated March 10, 2022.